2024Fighting Against Forced Labour and Child Labour

2 | Methanex 2024 Forced and Child Labour Report Our Business This Report is provided in accordance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the Act) for the year ending December 31, 2024. Methanex Corporation is a Canada Business Corporations Act company, headquartered in Vancouver, Canada, with common shares traded on the Toronto Stock Exchange and on the Nasdaq stock market. Methanex is a leading producer and supplier of methanol, a commodity petrochemical, to customers in Asia Pacific, North America, Europe, and South America. Our methanol production sites are located in the United States, New Zealand, Trinidad and Tobago, Chile, Egypt, and Canada. We sell methanol on a worldwide basis to customers through an extensive marketing and distribution system with marketing offices in North America (Dallas and Vancouver), Europe (Brussels), Asia Pacific (Hong Kong, Shanghai, Tokyo, Seoul and Beijing), and South America (Santiago), and a market development office in the Middle East (Dubai). Please see our 2024 Annual Information Form for a description of our principal operating subsidiaries. In addition to selling the methanol produced at our sites, which included one hundred per cent of the production from our jointly owned Atlas plant in Trinidad and Tobago¹ and our plant in Egypt, we also sell methanol that we purchase from other suppliers on the spot market and through methanol purchase agreements. The majority of methanol that we sell in Canada is produced at our production site in Medicine Hat, Alberta. We also import a small amount of methanol into Canada from our production sites in the United States and Trinidad and Tobago. All our methanol production facilities except Medicine Hat, Alberta are located adjacent to deepwater ports. Methanol is pumped from our coastal plants by pipeline to these ports for shipping. We lease or own in-region storage and terminal facilities in North America, Europe, South America, and Asia Pacific. We also use barge, rail, pipelines, and, to a lesser extent, truck transport in our delivery system. Our subsidiary, Waterfront Shipping Limited², is a global marine transportation company specializing in the safe, responsible, and reliable transport of methanol and clean petroleum products to customers in Asia Pacific, North America, Europe, and South America. Waterfront Shipping is based in Canada and operates its fleet of 33 vessels primarily through long-term time charters. In 2024, Waterfront Shipping Limited expanded its operations by opening a subsidiary office, Waterfront Tanker Services PTE Limited, in Singapore. This office provides shipping-related services such as logistics, operations, and commercial chartering support to its parent company. ¹ In 2024, we had offtake agreements with our joint venture partners for our Egypt and Atlas plants. In September 2024, our Atlas plant was indefinitely idled and the offtake agreement expired. We are now operating our wholly owned Titan plant in Trinidad & Tobago. ² Mitsui O.S.K Lines, Ltd. has a 40 per cent minority interest in Waterfront Shipping Limited.

3 | Methanex 2024 Forced and Child Labour Report Our Policies and Due Diligence Processes At Methanex, we are committed to respecting and promoting human rights and safe working conditions. We conduct all business activities in accordance with our Core Values of Trust, Respect, Integrity, and Professionalism; our commitment to the Responsible Care® Ethic and Principles for Sustainability, a United Nations recognized chemical industry initiative; and our Code of Business Conduct. Our standard procurement contracts require our suppliers to comply with all applicable laws and with applicable Responsible Care policies. Methanex will not tolerate the exploitation of children, or the trafficking, physical punishment, abuse or involuntary servitude of any worker. Our Human Rights Policy explicitly prohibits the use of forced labour and child labour, slavery, or human trafficking in any of our global operations or facilities and extends this prohibition to our suppliers and contractors. This prohibition in our operations and facilities is also reflected in our Code of Business Conduct. In 2024, we integrated a reference to our Human Rights Policy and the prohibition of forced and child labour in our operations and supply chain into our Code of Business Conduct e-learning module. These e-learning modules are completed annually by all team members, including members of Methanex Board of Directors, and by new employees as part of their onboarding process. This helps ensure that all employees are aware of and adhere to our standards against forced and child labour. Our Contractor Management Standard also outlines a consistent, global approach for contractor selection and onboarding, on-site supervision and risk management, offboarding, and performance reviews for all contractors working at our manufacturing sites. The Standard includes health and safety requirements to verify that contractors working within our manufacturing environment have the appropriate knowledge, skills, and training to work safely. We believe that focusing on building and maintaining a strong safety culture among the contractors we engage also has the benefit of reducing the risk of forced labour and child labour. Methanex has also begun work to implement its prohibition on the use of forced and child labour more explicitly in supplier contracts, including drafting a Supplier Code of Conduct, as well as standardizing age verification processes globally for contractors coming on site. The development of a Supplier Code of Conduct reinforces Methanex’s commitment to creating a safety culture that extends to our contractors, ensuring ethical practices and compliance throughout our supply chain. As part of its due diligence, Waterfront Shipping will only do business with shipping companies that have an International Transport Workers’ Federation (ITF) Blue Card. An ITF Blue Card signifies that the ship owner has entered into an ITF Agreement with an ITF maritime affiliate union, which provides the seafarers basic pay, guaranteed overtime, overtime rate, leave pay, and subsistence allowance. In addition, Waterfront Shipping vessels have clear stop-work processes with “speak- up” policies and anonymous grievance hotlines. We conduct safety visits across all our time charter vessels and our spot and contract of affreightment vessels. These visits include checking that the crew work-rest balance is being monitored and crew are getting adequate rest and shore-leave, the atmosphere on board the vessel is respectful, and efforts are made to promote mental health awareness and monitoring. At the end of 2024, Waterfront Shipping enhanced its safety questionnaire to assess the risk of forced labour. The questions focus on verifying the age of crew members, ensuring timely and full payment of wages, and confirming that crew members have unrestricted access to their personal documents. This initiative helps identify and mitigate potential risks of forced labour, thereby promoting a safe and ethical working environment.

4 | Methanex 2024 Forced and Child Labour Report Forced Labour and Child Labour Risks In 2023, we completed a gap analysis in line with the Organization for Economic Cooperation and Development (OECD) Due Diligence Guidance for Responsible Business Conduct, and a risk assessment of forced labour and child labour in our supply chain, focusing on 200 Tier 1 suppliers, which represented approximately 98 per cent of our global spend. We conducted a desktop risk assessment of the countries and industries in which these suppliers operate considering several factors associated with the risk of forced labour or child labour from reputable international sources, such as UNICEF, the International Labour Organization, Walk Free’s Global Slavery Index, and the UN Global Compact. Most of the countries in which we operate and the products and services that we procure are at low or medium risk of child labour or forced labour. Through our gap analysis, we identified two countries with a higher risk for forced labour or child labour where we have manufacturing sites, as well as five other higher-risk countries from which we occasionally source goods. We continue to monitor whether these risks impact our suppliers and have identified initial recommendations for additional due diligence. The scope of recommendations from the gap analysis will also help shape the final wording in our Supplier Code of Conduct, currently being developed, related to forced and child labour. We evaluated services and products in our supply chain and identified ocean freight, contracting services (e.g., construction-related services), and catalysts as having a higher risk of forced labour or child labour (pre-mitigation efforts). Our due diligence processes for ocean freight and contracting services are described above. The production of catalysts is at higher risk because they have the potential to contain minerals mined in conflict areas, including tungsten, tantalum, titanium, and cobalt. We currently purchase all our catalysts from one supplier and recently updated the purchase agreement to include an explicit prohibition of child and forced labour. The supplier also produces an annual Modern Slavery and Human Trafficking Transparency Statement and is aligned to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High- Risk Areas. The Guidance ensures that the supplier ethically sources all critical minerals and conducts due diligence to verify that sourced higher-risk minerals do not contribute to armed conflict, unethical business practices, or human rights abuses in conflict-affected and high-risk areas.

5 | Methanex 2024 Forced and Child Labour Report Remediation, Training and Effectiveness Attestation REMEDIATION We have not identified any instances of forced labour or child labour in our activities or supply chain and do not currently have a formal policy on how we would remediate any loss related to such activities. TRAINING All team members, including Methanex Board of Directors members, are required to complete a Code of Business Conduct e-learning module annually as part of our Annual Values Refresher. This module includes a short test to verify the team member’s understanding of the content. As previously noted, the module now references our Human Rights Policy and the prohibition of forced and child labour in our operations and supply chain. All senior leaders must acknowledge their responsibility to communicate the Code’s expectations to team members under their supervision. New team members are required to review and acknowledge the Code as part of our hiring and onboarding process. ASSESSING EFFECTIVENESS The Corporate Governance Committee of the Board of Directors has oversight of management’s work regarding child labour and forced labour and compliance with relevant legislation and receives an annual update regarding risks and progress against identified recommendations. In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in this report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in this report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year listed above. Maureen Howe Chair of the Corporate Governance Committee “I have the authority to bind Methanex Corporation.” March 6, 2025

Methanex Corporation 1800 Waterfront Centre 200 Burrard Street Vancouver, BC Canada V6C 3M1 General Inquiries: Sarah Herriott, Director, Investor Relations +1 604 661 2600 or Toll Free +1 800 661 8851 invest@methanex.com METHANEX.COM